UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

February 2026
Commission File
Number: 001-04546
______________________________________________________
 UNILEVER PLC
(Translation of registrant’s name into English)
 _____________________________________________________

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive office)
_____________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

13 February 2026

Unilever PLC

Director Declaration

Unilever PLC (the "Company") announces that Susan Kilsby, non-executive director and Vice Chair and Senior Independent Director of the Company, will serve as Executive Chair of Fortune Brands Innovations from 12 February 2026 and take on the duties of the office of the Chief Executive Officer during a transition period from 1 April 2026 until 13 May 2026. Susan has been a non-executive director of Fortune Brands Innovations since 2015 and was appointed its Chair in 2021 and will return to this role following the transition period.

For any enquiries, please contact:

Investor Relations: Investor.Relations@unilever.com

Unilever Press Office: Press-Office.London@unilever.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC
/S/ M VARSELLONA

By M VARSELLONA
CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date 13 February 2026